Ober|Kaler Letterhead

December 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN: Michael R. Clampitt, Esq.

Re:	Carroll Bancorp, Inc.
Registration Statement on Form S-1
Originally Filed November 13, 2013
File No. 333-192294

Dear Mr. Clampitt:

On behalf of Carroll Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise noted, the Company has authorized us to make the various factual representations contained in this letter.

For your convenience, each of the comments set forth in your letter dated December 9, 2013 to Russell J. Grimes of the Company is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

General

1.	Please complete the many blanks in the document including those in the following sections:

•	cover page;

•	Questions and Answers, page 2;

•	Summary, page 8;

•	“Market for Common stock,” page 24; and

•	“The Rights Offering,” page 26.

U.S. Securities and Exchange Commission

December 24, 2013

We have completed as many blanks in the filing as possible in the Amendment. The remaining information relates to or is dependent on (i) dates (record date and commencement date) that the Company has not set yet, (ii) the subscription price of the Units, which the Company does not intend to set until after the Registration Statement is declared effective, (iii) information that will be dated as of the date of the final prospectus, and (iv) the phone number of the Information Agent, of which the Company has not yet been informed.

Prospectus Cover Page

2.	Revise the first or second paragraph to include the exercise price of the options.

We have revised the first paragraph of the prospectus cover page to include the exercise price of the options.

Exhibits

3.	Please file all exhibits including, as required by Item 601(b)(10), all material agreements. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

We have filed all remaining exhibits with the Amendment.

*                    *                     *                    *                     *

We believe that the Amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Russell J. Grimes
Carroll Bancorp, Inc.